Exhibit 99.1

NOTICE OF

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

25 March 2019

To the shareholders of Hudson Ltd.:

Notice is hereby given that the 2019 Annual General Meeting of Shareholders (the “Annual General Meeting”) of Hudson Ltd., an exempted company limited by shares under the Companies Act 1981 of Bermuda as amended (the “Company”), will be held at the Four Seasons Park Lane Hotel, Hamilton Place, Park Lane, London, W1J 7DR, United Kingdom on 7 May 2019, at 9:00 a.m., local time, for the following purposes:

1.
To elect three Class II Directors to serve three-year terms on the Board of Directors until the 2022 annual general meeting of shareholders of the Company or until their respective offices shall otherwise be vacated pursuant to the Company’s bye-laws.

2.
To appoint Ernst & Young AG as independent registered public accounting firm for the Company for the fiscal year ending 31 December 2019 and authorize the Company’s Audit Committee to fix their remuneration.

We will also present at the Annual General Meeting the financial statements for the year ended 31 December 2018 and auditors’ report thereon and lay them before the shareholders in accordance with Bermuda law.

The Board of Directors has fixed the close of business in the City of New York on 15 March 2019 as the record date for the Annual General Meeting (the “Record Date”), and only holders of record of Class A common shares and Class B common shares of the Company at such time will be entitled to notice of, to attend and to vote at the Annual General Meeting or any adjournment or postponement thereof. The foregoing items of business are more fully described in the proxy materials for the Annual General Meeting.

Only shareholders and their legal proxy holders may attend the Annual General Meeting. For specific instructions on how to attend the Annual General Meeting in person or to appoint a proxy, please refer to “Attendance at the Annual General Meeting” in the Company’s proxy materials.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING TO BE HELD ON 7 MAY 2019:

THE COMPANY’S PROXY MATERIALS AND ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED 31 DECEMBER 2018 (INCLUDING THE COMPANY’S FINANCIAL STATEMENTS AND AUDITOR’S REPORT THEREON) ARE AVAILABLE AT WWW.PROXYVOTE.COM.

By order of the Board of Directors,

/s/ Juan Carlos Torres Carretero
Juan Carlos Torres Carretero
Chairman of the Board of Directors